UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

UTSTARCOM, INC.
Full Name of Registrant

N/A
Former Name if Applicable

1275 Harbor Bay Parkway
Address of Principal Executive Office (Street and Number)

Alameda, CA 94502
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PLEASE SEE ATTACHED SHEET FOR RESPONSE TO PART III

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Francis P. Barton	510	864-8800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☐* No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*  Because of the on-going independent review regarding the Company’s historical equity award grant practice and other potentially related issues discussed in Part III above, the Company has not checked either box in Part IV, Subsection 3, as it is not possible at this time for the Company to determine whether any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the quarterly report on Form 10-Q for the quarter ended September 30, 2006.

UTSTARCOM, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2006	By	/s/ Francis P. Barton

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

RESPONSE TO PART III

UTStarcom, Inc., a Delaware corporation (the “Company”), is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (the “Form 10-Q”) by the prescribed due date due to circumstances described below.  The Company seeks relief pursuant to Rule 12b-25(b) with respect to the Form 10-Q.

As disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchanges Commission (the “SEC”) on November 8, 2006, the Company has commenced a voluntary review of its historical equity award grant practices under the direction of the Nominating and Corporate Governance Committee of the Board of Directors (the “Committee”).  The Committee is being assisted by independent legal counsel and independent accounting consultants.  The Company needs additional time in order to (i) complete its voluntary review of its historical equity award grant practices under the direction of the Committee and (ii) assess any impact of the review on the Company’s financial statements related to prior equity grants and the Company’s internal control over financial reporting.

As a result of this ongoing review, the possible impact of which is more fully described below, the Company is unable to file the Form 10-Q by the required filing date and does not currently anticipate that it will be filed on or before the fifth calendar day following the prescribed due date according to Rule 12b-25.

Impact on Financial Statements and Internal Control over Financial Reporting

The Company has not reached conclusions as to whether the Company will need to record any non-cash adjustments to its financial statements related to prior equity grants.  Although the Company has not yet begun its assessment of the impact of the stock option review on its internal control over financial reporting, to the extent accounting adjustments are identified as a result of this review, the Company will also be required to evaluate the effect on its internal control over financial reporting.  As a result, depending on the outcome of the review, it is possible that the Company could conclude that a material weakness in internal control over financial reporting exists as of September 30, 2006.

Impact on Listing of Company’s Securities

The Company expects that Nasdaq will soon notify the Company that the delay in the filing of the Form 10-Q constitutes non-compliance with Nasdaq’s listing requirements.  Upon receipt of such notification, the Company will initiate the appeal process by requesting a hearing before the Nasdaq Listing Qualifications Panel.  The Company expects that, pending a decision by the panel, the securities of the Company will remain listed on Nasdaq.

Impact on Company’s Convertible Subordinated Notes

Pursuant to the Indenture (the “Indenture”) with respect to the Company’s 7/8% Convertible Subordinated Notes due 2008 (the “Notes”), the Company is required to file all reports and other information and documents which it is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act of 1934, as amended, and provide a copy of such filings to the trustee for the holders of the Notes (the “Trustee”).  Pursuant to the Indenture, a default by the Company on this requirement becomes an “event of default” (as described in the Indenture) (i) if the Trustee notifies the Company of the default or (ii) the holders of at least 25% in aggregate principal amount of the Notes outstanding (the “25% Holders”) notify the

Company and the Trustee of the default, and (iii) the Company does not cure the default within 60 days after receipt of such notice.

The Company has not yet received notice from the Trustee or the 25% Holders asserting that the Company’s delay in filing the Form 10-Q will constitute an event of default pursuant to the Indenture. If such an event of default were to occur, the Trustee or the 25% Holders would have the right to declare all unpaid principal and accrued interest on the Notes then outstanding to be immediately due and payable.

Forward-Looking Statements

This notification contains statements that are forward-looking in nature, including statements about the status of the listing of the Company’s securities on Nasdaq, a potential event of default under the Indenture and the anticipated consequences of such an event of default. Those statements are subject to risks and uncertainties that may cause actual results to differ materially. The Company refers readers to the risk factors identified in its latest Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as filed with the SEC.